UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 14, 2017

Equity One, Inc.

(Exact Name of Registrant as Specified in Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

001-13499	52-1794271
(Commission File Number)	(I.R.S. Employer Identification No.)

410 Park Avenue, Suite 1220 New York, NY	10022
(Address of Principal Executive Offices)	(Zip Code.)

(212) 796-1760

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

As previously announced on February 13, 2017, the Board of Directors (the “Board”) of Equity One, Inc. (the “Company” or “Equity One”) authorized a prorated dividend on the Company’s common stock in the amount of $0.14422 per share in connection with the anticipated completion of its previously announced pending merger (the “Merger”) with Regency Centers Corporation (“Regency”), which will be paid on February 28, 2017 to stockholders of record at the close of business on February 24, 2017 (the “Initial Stub Dividend Amount”). On February 14, 2017, the Board authorized an additional prorated dividend on the Company’s common stock in the amount of $0.03667 per share in connection with the Merger, which will also be paid on February 28, 2017 to stockholders of record at the close of business on February 24, 2017, which, together with the Initial Stub Dividend Amount, will result in the payment of an aggregate dividend of $0.18089 per share of Company common stock payable on February 28, 2017 to stockholders of record at the close of business on February 24, 2017.

The closing of the Merger is expected to occur on or around March 1, 2017, subject to the approval of the stockholders of Regency and Equity One and the satisfaction of other customary closing conditions. Regency and Equity One have each scheduled a special meeting of their stockholders for February 24, 2017. There can be no assurance that all closing conditions will be satisfied by March 1, that the Merger will close on March 1, or that the Merger will be consummated.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. Use of the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “seeks,” “intends,” “evaluates,” “pursues,” “anticipates,” “continues,” “designs,” “impacts,” “affects,” “forecasts,” “target,” “outlook,” “initiative,” “objective,” “designed,” “priorities,” “goal,” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. These forward-looking statements may include statements with respect to, among other things, the proposed Merger with Regency, including the expected timing of completion of the Merger; the benefits of the Merger; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts.

These forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks, uncertainties and other factors that could cause actual results and events to differ materially from those expressed or implied by these forward-looking statements, including the following risks, uncertainties and other factors:

•	the risk that the Merger may not be completed in a timely manner or at all due to the failure to obtain the approval of the Company’s or Regency’s stockholders or the failure to satisfy other conditions to completion of the Merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the outcome of any legal proceeding that may be instituted against the Company and others following the announcement of the Merger;

•	the amount of the costs, fees, expenses and charges related to the Merger;

•	the risk that the benefits of the Merger, including synergies, may not be fully realized or may take longer to realize than expected;

•	the risk that the Merger may not advance the combined company’s business strategy;

•	the risk that the combined company may experience difficulty integrating the Company’s employees or operations;

•	the potential diversion of the Company’s management’s attention resulting from the proposed Merger;

•	economic uncertainty or downturns in general, or in the areas where the Company’s properties are located;

•	local conditions, such as an oversupply of retail space, a reduction in demand for retail space or a change in local demographics;

•	the attractiveness of the Company’s properties to tenants and competition for tenants from other available space;

•	adverse changes in the financial condition of the Company’s tenants and ongoing consolidation within the retail sector;

•	the adverse impact of competition from new retail platforms and concepts to the Company’s existing tenants;

•	changes in the perception of retailers or shoppers regarding the safety, convenience and attractiveness of the Company’s shopping centers;

•	changes in the overall climate of the retail industry;

•	the Company’s ability to provide adequate management services and to maintain its properties;

•	increased operating costs, if these costs cannot be passed through to tenants;

•	the expense of periodically renovating, repairing and re-letting spaces;

•	the impact of increased energy costs on consumers and its consequential effect on the number of shopping visits to our properties;

•	the consequences of any armed conflict involving, or terrorist attack against, the United States;

•	greater than anticipated construction or operating costs or delays in completing development or redevelopment projects or obtaining necessary approvals therefor;

•	inflationary, deflationary and other general economic trends;

•	fluctuations in interest rates;

•	the loss of key employees or inability to identify and recruit new employees;

•	the outcome of pending or future litigation;

•	the adequacy of the Company’s cash flows from operations to meet its ongoing cash obligations and fund its investment program;

•	the potential liability for a failure to meet regulatory requirements, including the maintenance of REIT status;

•	potential changes to tax legislation;

•	changes in demand for developed properties;

•	risks associated with the acquisition, development, expansion, leasing and management of properties;

•	the effects of losses from natural catastrophes in excess of insurance coverage;

•	the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with tenants, employees, customers and competitors; and

•	other factors identified in the Company’s and Regency’s filings with the Securities and Exchange Commission (the “SEC”).

Actual results may differ materially from those projected in the forward-looking statements. The Company does not undertake to update any forward-looking statements.

Additional Information About the Proposed Transaction and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Regency filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Equity One and Regency, and that also constitutes a prospectus of Regency. The Registration Statement was declared effective by the SEC on January 19, 2017, and Regency and Equity One mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about January 24, 2017. Equity One and Regency also plan to file other documents with the SEC with respect to the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the registration statement, the definitive joint proxy statement/prospectus and other relevant documents filed by Equity One and Regency with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Equity One with the SEC are available free of charge on Equity One’s website at www.equityone.com, and copies of the documents filed by Regency with the SEC are also available free of charge on Regency’s website at www.regencycenters.com.

Equity One, Regency and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Equity One’s and Regency’s stockholders in respect of the proposed transaction. Information regarding Equity One’s directors and executive officers can be found in Equity One’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on February 26, 2016. Information regarding Regency’s directors and executive officers can be found in Regency’s definitive proxy statement filed with the SEC on March 14, 2016. Additional information regarding the interests of such potential participants is included in the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available free of charge on the SEC’s website and from Equity One or Regency, as applicable, using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2017	Equity One, Inc.

	By:	/s/ Aaron Kitlowski
Aaron Kitlowski
Vice President, General Counsel and Secretary